UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Heelys, Inc.

(Name of Issuer)

Common Stock $.001 par value

(Title of Class of Securities)

42279M 10 7

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement ☒. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42279M 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roger Ralph Adams

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,773,441*

	6.	Shared Voting Power 113,625*

	7.	Sole Dispositive Power 4,773,441*

	8.	Shared Dispositive Power 113,625*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,887,006*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.1%

12.	Type of Reporting Person (See Instructions) IN

*4,773,441 shares are owned directly by Roger Ralph Adams and 113,625 shares are owned by Cypo, Inc., which is wholly owned by Roger Ralph Adams.

CUSIP No. 42279M 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cypo, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 113,625

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 113,625

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,625

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Heelys, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3200 Belmeade Carrollton, TX 75006

Item 2.
(a)

Name of Person Filing

1. Roger Ralph Adams

2. Cypo, Inc.

This Statement is filed by Roger Ralph Adams, on behalf of himself and Cypo, Inc. pursuant to Rule 13d-1(k). Attached is an agreement in writing between the above persons that this Statement be so filed on behalf of each of them. Cypo, Inc. is wholly-owned and controlled by Roger Ralph Adams.

(b) (c) (d) (e)

Address of Principal Business Office or, if none, Residence
Citizenship
Title of Class of Securities
CUSIP Number

Both of the  reporting persons may be contacted c/o Heelys, Inc., 3200 Belmeade, Carrollton, TX 75006. Cypo, Inc. is a Texas corporation. Mr. Adams is a United States citizen. This report pertains to the Common Shares, $.001 par value, of Heelys, Inc., CUSIP # 42279M 10 7.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

This statement is filed pursuant to Rule 13d-1(d). Heelys, Inc. became subject to Section 12 of the Securities Exchange Act of 1934, as amended, in December of 2006.  Mr. Adams and Cypo, Inc. owned all their shares of Heelys, Inc. before that time.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.

The filing of this Statement shall be NOT be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/07
Date
/s/ Roger Ralph Adams
Signature
Roger Ralph Adams Chief Executive Officer
Name/Title

AGREEMENT

The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of Cypo, Inc., a Texas corporation, and Roger Ralph Adams, who holds 100% of the outstanding capital stock of Cypo, Inc.

Dated: 02/12/07

CYPO, INC.

/s/ Roger Ralph Adams
Signature
Roger Ralph Adams Chief Executive Officer
Name/Title

/s/ Roger Ralph Adams
Signature